DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

File #82-627

May 21, 2009

09046270

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release

Enclosed is a copy of our News Release dated May 21, 2009 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Deanna L. Sauvé
Corp. Admin.

Enclosure

DENTONIA RESOURCES LTD
TSX-V: DTA
615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

May 21, 2009 For Immediate Release

DENTONIA GRANTS OPTIONS

Dentonia Resources Ltd. ("Dentonia" or the "Company") wishes to announce a grant of incentive stock options totaling 1,000,000 shares. These options have been granted to certain directors and consultants of the Company. The deemed price is $0.10 per share. The market price at the close on May 20, 2009 was $0.02.

FOR FURTHER INFORMATION CONTACT

Adolf A. Petancic
President
Tel: (604) 682-1141
Fax: (604) 682-1144

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2009
(PREPARED BY MANAGEMENT)

	March 31, 2009 (UNAUDITED) $	December 31, 2008 (AUDITED) $
ASSETS		
Current		
Cash	5,525,226	5,635,283
Marketable securities (Notes 5 and 11)	125,735	114,290
Accounts receivable	1,958	9,144
Prepaid expenses	2,705	5,695
	5,655,624	5,764,412
Note receivable (Note 6)	1	1
Investment in subsidiaries (Note 6)	2	2
Interests in mining properties (Note 7)	852,015	851,715
Natural gas interests (Note 8)	23,942,673	23,903,965
Investment in technology project	1	1
Capital assets	18,376	19,727
Total Assets	30,468,692	30,539,823
LIABILITIES		
Current		
Accounts payable	9,570	57,918
Current portion of consulting charge payable	–	35,100
	9,570	93,018
Commitments and contingencies (Note 14)		
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	35,678,910	35,768,839
Share purchase warrants (Note 9)	1,407,000	1,287,000
Contributed surplus (Note 10)	863,210	861,310
Deficit	(7,471,303)	(7,442,092)
Accumulated other comprehensive loss (Note 11)	(18,695)	(28,252)
	30,459,122	30,446,805
Total liabilities and shareholders' equity	30,468,692	30,539,823

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2009 (UNAUDITED)

	March 31, 2009 $	March 31, 2008 $
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	8,442	4,559
	8,442	4,559
Expenses		
Administrative expenses	20,128	8,384
Abandonment and write offs	–	400
Prospecting and general	162	72
Stock-based compensation cost	17,900	–
Amortization	1,350	142
	39,540	8,998
Net loss before share of net loss of equity investment and income taxes	(31,098)	(4,439)
Share of net loss of equity investment	–	(2,000)
Future income tax (recoverable)	(1,888)	4,865
Net loss	(29,210)	(11,304)
Net loss per share – basic and fully diluted (Note 12)	(0.001)	(0.000)
CONSOLIDATED DEFICIT		
Balance, beginning of period	(7,442,093)	(5,832,285)
Net loss	(29,210)	(11,304)
Balance, end of period	(7,471,303)	(5,843,589)

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 (UNAUDITED)

	March 31, 2009 $	March 31, 2008 $
Operating activities		
Net loss	(29,210)	(11,304)
Items not affecting cash		
Abandonment and write offs	–	400
Share of net loss of equity investment	–	2,000
Stock-based compensation cost	17,900	–
Amortization	1,350	142
Future income tax (recoverable)	(1,888)	4,865
Decrease (increase) in accounts receivable	7,186	(22,783)
Decrease in prepaid expenses	2,990	–
Increase (decrease) in accounts payable	(48,348)	144,512
Decrease in consulting charge payable	(35,100)	(35,100)
	(85,120)	82,732
Investing activities		
Interests in mining properties	–	25,000
Deferred exploration expenditures	(300)	(721)
Natural gas interests	(38,708)	(166,808)
Investment in subsidiaries	–	(2,562)
	(39,008)	(145,091)
Financing activities	–	–
Issue of shares	15,000	–
Shares Issue costs	(929)	–
	14,071	–
Change in cash	(110,057)	(62,359)
Cash, beginning of period	5,635,283	567,093
Cash, end of period	5,525,226	504,734

1. Nature of operations

The interim period consolidated financial statements have been prepared by the Company (without being reviewed by auditors) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements, except where there are changes in accounting policies which have been disclosed in these financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Adoption of new accounting standards

a) CICA Section 3064 "Goodwill and intangible assets"

This standard replaces Section 3062 "Goodwill and other intangible assets" and Section 3450 "Research and development costs". It provides more specific guidance on the recognition of intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The standard increases harmonization of Canadian standards with international financial reporting standards and applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The adoption of this standard had no impact on the Company's financial statements for the three months ended March 31, 2009.

b) Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard by the Company had no impact on its financial statements for the three months ended March 31, 2009.

c) Mining exploration costs

On March 27, 2009, the Emerging Issues Committee of the CICA issued an abstract EIC-174, "Mining Exploration Costs", which provides further guidance on the interpretation of capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The adoption of this abstract by the Company had no impact on its financial statements for the three months ended March 31, 2009.

3. Changes in accounting standards not yet adopted

a) International Financial Reporting Standards ("IFRS")

In February 2008, the CICA Accounting Standard Board confirmed the changeover from Canadian GAAP to IFRS to be applied to publicly accountable enterprises effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.

The Company is assessing the adoption of IFRS and the reporting impact has not been determined.

b) Business Combinations (Section 1582), Consolidated Financial Statements (Section 1601), and Non-controlling Interests (Section 1602)

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, ("Section 1582"), 1601, Consolidated Financial Statements, ("Section 1601") and 1602, Non-controlling Interests, ("Section 1602") which replace CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards ("IFRS"), and will be applicable to business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements, and will be applicable to the Company's interim and annual consolidated financial statements for the fiscal year beginning January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is evaluating the impact of the adoption of these sections on its consolidated financial statements.

4. Management of capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its oil and gas and mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents and marketable securities.

To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and

cash equivalents.

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, such as banker's acceptances, with initial maturity terms of 60 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company reviews its investment policy from time to time as and when the financial market conditions change.

5. Marketable securities

The available-for-sale marketable securities consist of Canadian bank shares and shares of junior resource companies the Company received pursuant to option agreements. Due to the current economic downturn, their total fair market values as at March 31, 2009 of $125,735 are lower than their total costs of $146,463. The unrealized gain or loss is included in the comprehensive income or loss.

6. Investment in subsidiaries

The Company has 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and some other contractual benefits.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Negros Island sulfur property and Lahuy Island gold property.

i) In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at March 31, 2009 and to date, the MPSA application has not yet been approved.

ii) In June 2008, Altai Philippines entered into an agreement to grant an option to buy its Negros Island sulphur property to a private Philippine company (the "Optionee") for US$1,500,000 payable in three instalments over a maximum of 6 years (US$500,000 every two years or less) subject to certain approvals of the Philippine Government. As at March 31, 2009 and to date, no instalment payment has been made by the Optionee.

Though there are outstanding sale option agreements on two of the three properties of Altai Philippines, there is uncertainty in the timing of the MPSA and other approvals for the properties by the Philippine Government. The Company has therefore written down at end of 2008 its investment and its note receivable from Altai Philippines to $1 each.

7. Interests in mining properties

	Balance, Beginning of year	Expenditure	Option, Grant and Write off	Balance, End of Period
	$	$	$	$
Malartic Township, Quebec				
Property	123,711	–	–	123,711
Expenditure	728,004	300	–	728,304
	851,715	300	–	852,015

Malartic Township gold property, Quebec

The Company owns 50% working interest in the Malartic Township gold property of three mining claims totalling 120 hectares (300 acres) in Quebec. The other 50% working interest is owned by the property joint-venture partner, Globex Mining Enterprises Inc. ("Globex"), which names the project "Blackcliff gold property".

Effective September 2007, the Company and Globex (jointly the "Optionors") have optioned 100% interest in the Malartic Township gold property to C2C Gold Corporation Inc. and Animiki Mining Corporation (jointly the "Optionees"). All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by the Optionors. To March 31, 2009 and to date, C2C paid the Optionors $175,000 cash and 600,000 C2C shares. $200,000 cash and 200,000 shares are due from the Optionees upon each of the second and third anniversaries. $5,000,000 of work must be completed by the end of the fourth year of the option. The Optionors will retain a 3% gross metal royalty on any mineral production from the property and a 10% net profits royalty. Upon the sixth anniversary, the Optionees must commence an annual advance royalty payment of $50,000.

8. Natural gas interests

	Balance, Beginning of year $	Expenditure $	Option and Grant	Balance, End of Period $
a) Sorel-Trois Rivieres property, St. Lawrence Lowlands, Quebec	23,900,217	38,708	–	23,938,925
b) Sept-Iles property, Quebec North	3,748	–	–	3,748
Total	23,903,965	38,708	–	23,942,673

a) **Sorel-Trois Rivieres natural gas property, Quebec**

At March 31, 2009, the Company had 100% interest in seven oil and gas and reservoir permits in the Sorel area, St. Lawrence Lowlands region of Quebec, covering 114, 252 hectares (282,317 acres).

In October 2008, the Company completed its acquisition of 100% of Petro St-Pierre Inc. ("PSP"), its former property joint venture partner. For the purchase of all issued and outstanding shares of PSP, the Company issued 8,199,998 common shares at a deemed value of $2.60 per share and paid $327,018 cash to the PSP's former shareholders, and made a loan of $272,982 to PSP for it to discharge all its debts outstanding prior to the transaction closing date. The purchase price of PSP has been allocated to the expenditure of the property. After the acquisition of PSP, the Company owns 100% interest in the property.

The Company also has 15% gross royalty on all net receipts from the permit (#2002PG625) of 13,290 hectares (32,840 acres) that Talisman Energy Canada has 100% working interest.

b) **Sept-Iles gas property, Sept-Iles, Quebec North**

Altai has a gas permit of 24,042 hectares (59,408 acres) ("Property") in the Sept-Iles area, Quebec North Region, which is about 750 km north east of the Sorel-Trois Rivieres oil and gas property.

In November 2008, Altai signed a Farmin Option Agreement with RJK Explorations Ltd. ("RJK") for RJK to earn 100% interest in the Property from Altai. RJK had issued 500,000 RJK shares to Altai at end of August 2008 pursuant to the July 2008 signed Letter of Intent re the Farmin. Altai recognized the deemed value of the said RJK shares ($55,000) as miscellaneous income. RJK has to complete a drilling program of a minimum of 1,200 meters in the Property by January 23, 2009, which date has been extended to end of May 2009. RJK will issue a further 500,000 shares to Altai if RJK wishes to earn 100% interest in the Property after drilling. Altai will retain a 15% gross royalty if and when RJK earns 100% interest in the Property.

9. Share capital, share purchase warrants and options

a) Share Capital

Authorized
An unlimited number of common shares of no par value.

Shares issued

	No. of shares	Amount $
Balance at December 31, 2007	**28,856,554**	**9,538,244**
Issued for cash in 2008		
– Private placements common shares	10,200,000	5,180,000
– exercise of warrants	1,800,000	630,000
– exercise of stock options	357,000	131,380
Issued for acquisition of a private company	8,199,998	21,319,995
Fair value of warrants exercised in 2008		306,000
Share purchase warrants valuation		(1,287,000)
Share issue costs – cash		(73,727)
Fair value of options exercised in 2008		78,820
Tax benefits renounced – flow-through shares		(54,873)
Balance at December 31, 2008	**49,413,552**	**35,768,839**

Issued for cash in 2009		
– exercise of stock option	100,000	15,000
Fair value of option exercised in 2008		16,000
Share purchase warrants valuation (1)		(120,000)
Costs for warrant term extension – cash (1)		(929)
Balance at March 31, 2009	**49,513,552**	**35,678,910**

(1) In March 2009, the Company extended the warrant term by one year to May 4, 2010 for the 1,000,000 common share purchase warrants issued pursuant to the private placement of 2,000,000 common share units at $0.95 per unit closed on May 5, 2008 with warrant exercise price of $1.25 per common share and original one year warrant expiry date of May 4, 2009. All other terms and conditions of the warrants remain the same.

At March 31, 2009, there were 219,667 escrowed common shares outstanding.

b) Share purchase warrants

	Expiry Date	Number of share purchase warrants	Black–Scholes Value $	Exercise price $
Balance at December 31, 2007	**April 29, 2008**	**1,800,000**	**306,000**	**0.35**
Share purchase warrants exercised in 2008	April 29, 2008	(1,800,000)	(306,000)	0.35
Share purchase warrants issued for common share units private placement	April 10, 2010	600,000	162,000	0.60
Share purchase warrants issued for common share units private placement	April 10, 2010	3,500,000	875,000	0.65
Share purchase warrants issued for common share units private placement (1)	May 4, 2009 (1)	1,000,000	250,000	1.25
Balance at December 31, 2008		**5,100,000**	**1,287,000**	
Share purchase warrants issued for common share units private placement made in 2008 (1)	May 4, 2010 (1)	–	120,000	–
Balance as at March 31, 2009		**5,100,000**	**1,407,000**	

(1) In March 2009, the term of the share purchase warrants was extended from 1 year to 2 years and the fair value is revalued using the Black-Scholes warrant/option pricing model with the following assumptions: Expected life of 2 years, a risk-free interest rate of 2.43%, a volatility of 69% and a dividend yield of 0%. Additional fair value of $120,000 has been recognized in the Company accounts in 2009.

c) Options

(1) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the closing fair market value of each common share on the days prior to the options being granted.

At March 31, 2009, there were 653,000 option shares available for future grants.

The following table summarizes share option activities since December 31, 2007:

	Options outstanding	
	Number of shares	**Weighted average exercise price**
Balance at December 31, 2007	**407,000**	**0.144**
Cancelled	(50,000)	1.204
Exercised	(357,000)	0.368
Granted	820,000	1.343

Balance at December 31, 2008	**820,000**	**1.181**
Exercised	(100,000)	0.150
Granted	100,000	0.225
Balance at March 31, 2009	**820,000**	**1.190**

The following table summarizes outstanding share options at March 31, 2009:

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	**Unexercisable**	**Total**		**$**
300,000	–	300,000	April 2, 2013	0.700
100,000	–	100,000	April 14, 2013	1.480
200,000	–	200,000	June 23, 2013	2.420
120,000	–	120,000	September 4, 2013	0.930
100,000	–	100,000	March 4, 2014	0.225
820,000	–	820,000		1.190

(2) **Accounting for stock-based compensation cost**

In 2009, the Company recognized $17,900 stock-based compensation costs related to 100,000 vested option shares granted to an officer with a fair value of $0.179 estimated using the Black Scholes option pricing model with the following assumptions: Expected life of 5 years, a risk-free interest rate of 2.08%, a volatility of 128% and a dividend yield of 0%.

10. Contributed surplus

	2009 $	2008 $
Balance, beginning of year	**861,310**	**299,730**
Stock-based compensation cost	17,900	–
Stock-based compensation value of options exercised	(16,000)	–
Balance, end of period	**863,210**	**299,730**

11. Accumulated other comprehensive income

	2009 $	2008 $
Balance, beginning of year	**(28,252)**	**91,778**
Other comprehensive gain (loss) during the period – unrealized gain (loss) on available-for-sale marketable securities, net of taxes of $1,888	9,557	(25,125)
Balance, end of period	**(18,695)**	**66,653**

12. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2009 $	2008 $
Numerator		
Net loss for the year – basic and diluted	(29,210)	(11,304)
Denominator		
Weighted average number of shares – basic	49,498,484	28,856,554
Effect of dilutive shares		
Stock options	802,740	397,000
Warrants	5,100,000	1,800,000
Weighted average number of shares – diluted	55,401,224	31,053,554
Basic and diluted net loss per share (1)	(0.001)	(0.000)

(1) Due to the loss in the periods, the diluted weighted average number of shares used to calculate the diluted net loss per share is the same as the basic weighted average number of shares as the inclusion of outstanding share options and warrants would be anti-dilutive.

13. Related party transactions

a) Consulting services were provided by two officers. Fees for such services amounted to $18,000 (2008 – $12,000). These fees have been allocated to administrative expenses ($1,050) and resource properties ($16,950).

b) The fifth (last) instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2009.

14. Office rental lease

The Company has a 5 year office lease starting from July 1, 2008. The basic rent per month is $1,218 and the additional rent per month for 2009 is approximately $1,621 to April 30, 2009 and $1,487 effective May 1, 2009. The lease includes a 12 months Rent Free Period spread over the first three years of the lease.

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE THREE MONTHS ENDED MARCH 31, 2009 **Dated May 19, 2009**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the three months ended March 31, 2009 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2008 ("2008 Annual MD&A") dated April 21, 2009 are relevant for the period under review and therefore readers are advised to read this with the 2008 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Altai's website at www.altairesources.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing natural resource property.

1) Altai's properties in Canada, all in the Quebec Province as following, were maintained in good standing as at March 31, 2009 and to date:–

a) the 50% owned Malartic gold property (named "Blackcliff gold property" by property joint-venture partner) of 3 claims of 120 hectares (300 acres), in Val d'Or area of Quebec.
b) the **100% owned Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands,** of 7 oil and gas and reservoir permits **of 114,252 hectares (282,317 acres)** (excluding the permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada has 100% working interest and Altai has 15% gross royalty), and
c) the 100% owned Sept-Iles gas property, Sept-Iles, of 24,042 hectares (59,408 acres).

2) Malartic gold property, Quebec

a) Effective September 2007, the Company and Globex Mining Enterprises Inc. ("Globex") (jointly the "Optionors") have optioned 100% interest in the Malartic gold property to C2C Gold Corporation Inc. ("C2C") and Animiki Mining Corporation (jointly the "Optionees"). All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by the Optionors. To date C2C has paid the Optionors $175,000 cash and 600,000 C2C shares. $200,000 cash and 200,000 shares are due from the Optionees upon each of the second and third anniversaries. $5,000,000 of work must be completed by the end of the fourth year of the option. The Company and Globex will retain a 3% (three percent) gross metal royalty on any mineral production from the property and a 10% (ten percent) net profits royalty. Upon the sixth anniversary, the Optionees must commence an annual advance royalty payment of $50,000.

In 2008, the Optionees drilled 4,055 meters at the near surface extension of the No. 2 gold vein zone of the property (where a historical non NI 43-101 compliant resource of 222,433 tonnes grading 7.06 g/t Au was reported in 1988) and reported that numerous shallow mineralized intersections of significant grade and/or thickness were encountered.

3) Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands, Quebec

a) Effective October 8, 2008, with the completion of the acquisition of 100% of Petro St-Pierre Inc.("PSP" and Altai's minority joint venture partner in the Property before PSP's acquisition by Altai), Altai owns 100% of the Sorel-Trois Rivieres natural gas property ("Property") of 7 oil and gas and reservoir permits of 114,252 hectares (282,317 acres), and 15% gross royalty in the permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada ("Talisman") has 100% working interest ("Talisman Permit") and which is contiguous to the Altai permits.

Altai's 100% owned property is the largest uncommitted (not farmed-out) contiguous land block of 282,317 acres (among the junior public companies) in the heart of the St. Lawrence Lowlands Utica Shale Gas Fairway. Including the 15% gross royalty in the Talisman Permit, the Company holds varying interests in a land package consisting of **315,000 acres located about 2 km west of the Forest Oil Corporation discovery wells in the St. Lawrence Lowlands.**

(i) In April 2008 Forest Oil announced a gas discovery in Utica Shales (Ordovician age) two kilometers east of the Altai Permits. The discovery generated significant market and industry interest in the gas potential of St. Lawrence Lowlands. The initial enthusiasm diminished somewhat due to decrease of natural gas prices.

St. Lawrence Lowlands is an emerging major gas play aggregating to approximately 1.5 million acres. In the last three years fourteen wells were drilled in the play all with gas discoveries. Utica shales (about 150 meters or thicker) and overlying Lorraine shales-siltstones (500 to 2,000 meters) contain gas and both formations are amenable to fracture stimulation for enhanced gas flow. Approximately 240,000 acres of Altai lands are in Tier 2 area (west of Yamaska

Fault) where the depth to Utica are less than 1,000 meters. The remainders are in Tier 1 area where Utica is at a depth of 1,250 to 2,500 meters. Forest Oil, which controls the lands adjacent to Altai lands to the east, north and south, estimates (in 2008) that recoverable gas potential of the Utica Formation in its land is 93 billion cubic feet (Bcf) per section (640 acres). Talisman (in 2008) puts the recoverable gas potential of Utica at 25 to 160 Bcf per section and that of Lorraine at 50 to 190 Bcf per section.

Gas in St. Lawrence Lowlands enjoys price advantage for producers compared to Western Canadian gas due to its proximity to user markets in Quebec and Eastern United States. To date there is no producing module in the Lowlands, hence precise economics of this emerging gas play are not known.

(ii) The main carbonate gas target in Altai's Property is the Trenton-Black River which is expected to underlie the entire property. One major deep exploration target (at depth of about 800 meters) has been delineated. The target is a NE trending fault zone 34 kilometers long averaging one kilometer in width, all on land. The zone appears as a depression (a graben) at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted by Paul Laroche, Consultant Geologist-Geophysicist, to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. Such targets are long and narrow. In 2006 Talisman Energy Canada drilled one well in one Altai permit aimed at the collapse zone at the top of Trenton-Black River. No gas was found at the target but "good gas shows" were present in the stratigraphically higher Utica Shales. In addition to the Trenton formation, the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians. Altai's deep gas target zone may extend for another 20 kilometers to the SW, all in Altai's permits.

In their report dated May 2, 2008 Fraser Mackenzie analysts estimated the recoverable resource potential of Altai gas permits (excluding gross royalty in Talisman permit) at 953 Bcf.

Altai's land package is adjacent and central to the properties of Gastem Inc., Questerre Energy Corporation and Junex Inc most of which are optioned either to Forest Oil or Talisman Energy.

(iv) Development of a gas storage site or sale of storage rights is also an important aim of the Sorel-Trois Rivieres property for Altai.

4) Sept-Iles Gas Property, Sept-Iles, Quebec North

(1) Altai owns 100% interest in a gas permit of 24,042 hectares (59,408 acres) ("Permit") at Sept-Iles, Quebec North which is approximately 750 km north-east of the Company's Sorel-Trois Rivieres gas property.

The Permit covers a gas well drilled in 1970 that encountered gas in recent sediments at a depth of 270 feet (90 meters) and was plugged and abandoned. As the underlying rocks are part of the Canadian Shield, the gas is probably seepage gas from Paleozoic Sediments under the St. Lawrence estuary.

(2) In November 2008, Altai signed a Farmin Option Agreement with RJK Explorations Ltd. ("RJK") for RJK to earn 100% interest in the Property from Altai. RJK had issued 500,000 RJK shares to Altai at end of August 2008 pursuant to the July 2008 signed Letter of Intent re the farmin of the Permit. RJK has to complete a drilling program of a minimum of 1,200 meters in the Property by January 23, 2009, which date has been extended to end of May 2009. RJK will issue a further 500,000 shares to Altai if RJK wishes to earn 100% interest in the Property after drilling. Altai will retain a 15% gross royalty if and when RJK earns 100% interest in the Property.

5) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and outlays and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Negros Island sulfur property and Lahuy Island gold property.

i) In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property for C$1.3 million. Sunshine was to fund the expenses for the MPSA application. As at March 31, 2009 and to date, the MPSA application has not yet been approved.

ii) In June 2008, Altai Philippines entered into an agreement to grant an option to buy its Negros Island sulphur property to a private Philippine company (the "Optionee") for US$1,500,000 payable in three instalments over a maximum of 6 years (US$500,000 every two years or less) subject to certain approvals of the Philippine Government. As at March 31, 2009 and to date, no instalment payment has been made by the Optionee.

Though there are outstanding sale option agreements on two of the three properties of Altai Philippines, there is uncertainty in the timing of the MPSA and other approvals for the properties by the Philippine Government. The Company has therefore written down at end of 2008 its investment in and its note receivable from Altai Philippines to $1 each.

ADOPTION OF NEW ACCOUNTING POLICIES

a) **CICA Section 3064 "Goodwill and Intangible assets"**
This standard replaces Section 3062 "Goodwill and other intangible assets" and Section 3450 "Research and development costs". It provides more specific guidance on the recognition of intangible assets and requires that research and development expenditures be evaluated against the same

criteria as expenditures for intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The standard increases harmonization of Canadian standards with international financial reporting standards and applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The adoption of this standard had no impact on the Company's financial statements for the three months ended March 31, 2009.

b) **Credit risk and the fair value of financial assets and financial liabilities**
In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard by the Company had no impact on its financial statements for the three months ended March 31, 2009.

c) **Mining exploration costs**
On March 27, 2009, the Emerging Issues Committee of the CICA issued an abstract EIC-174, "Mining Exploration Costs", which provides further guidance on the interpretation of capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The adoption of this abstract by the Company had no impact on its financial statements for the three months ended March 31, 2009.

OUTLOOK FOR 2009 AND BEYOND

In 2008, the Company raised $5.853 million mainly from three private placements and partly from exercise of share purchase warrants and stock options. These funds significantly boost the Company's general working capital even after the Company having paid the cash portion ($600,000) of the consideration in its 2008 acquisition of Petro St-Pierre Inc. for its minority interest in the Sorel-Trois Rivieres gas property.

Impact of the current global financial crisis and volatile and uncertain times on the Company are as following:

1. Due to the volatile market conditions and the continued economic downturn, the share price of the Company has decreased dramatically from its height in 2008. Therefore any financing to be done for work for projects, if any at all, in the near future will have a bigger dilution factor on the share capital of the Company. Financings are still much more difficult to come by (to all companies) and the Company will be more reluctant to do financings at lower share prices. Financing for any exploration or development of projects may be temporarily affected and take longer time to complete.

2. As major oil and gas companies are equally affected by the economic downturn and low oil and gas prices, they remain more reluctant to commit and take on new projects or joint ventures at present.

3. The combination of the above two factors continues to slowdown the Company's process in the development of the Sorel-Trois Rivieres gas property in the St. Lawrence Lowlands, Quebec. However we believe that in the long run, if and when oil and gas are proven in Quebec and in Altai's Property, our Property will be in a much more favourable position compared to projects in much more remote parts of North America due to its proximity to the Pipelines and the user markets.

4. It affects the cash investment strategy of the Company. Preservation of the capital remains the top priority. Yield on low risk short term papers are very low due to the all time low interest rates throughout the world versus the much higher yield for the much more risky papers. Despite that the Company prefers and continues to invest in Grade AAA and equivalent short term papers which offers very low yields. Therefore the interest income generated in the first quarter of the year has decreased dramatically. It is anticipated that the global interest rates will remain very low for the balance of 2009. The Company continually monitors the investment environment and the availability of low risk investment papers for its cash investment purpose.

The Company owns major bank shares and common shares issued by its property optionees. The overall value of all these marketable securities has recovered slightly in the first quarter of 2009. But such investment makes up only a small portion of the investment of the Company. As such, the Company's investment is liquid and reasonably safe.

5. Since Altai does not have any long term debt nor committed capital expenditures, has relatively low administration expenses and liquid investment, the Company will have no liquidity issues in the next few years.

6. In view of the current economic conditions, the Company has extended in March 2009, the warrant term by one year to May 4, 2010 for the 1,000,000 common share purchase warrants issued pursuant to the private placement of 2,000,000 common share units at $0.95 per unit closed on May 5, 2008 with warrant exercise price of $1.25 per common share and original one year warrant expiry date of May 4, 2009. All other terms and conditions of the warrants remain the same.

Over the next twelve months, the Company's efforts will remain focused on exploring and developing the Sorel-Trois Rivieres natural gas property in the St. Lawrence Lowlands, which has been significantly enhanced by Forest Oil's discovery referred to in their press release of April 1, 2008 and that of Talisman Energy Canada. Altai will try to joint venture the property with companies which have the appropriate expertise and means to bring the vast acreage to full development.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2009

a) For the first 3 months of 2009, the Company had a net loss of $29,210. The loss was mainly due to low interest income from its short term investment ($8,442) but compensated by low administrative expenses of $20,128.

b) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency are liquid. The market value of the bank shares has decreased even further in the first quarter of 2009. In the same period the 300,000 common shares of C2C Gold Exploration Inc. received per Malartic gold property agreement and the 500,000 RJK Explorations Ltd. shares received per Sept-Iles gas property option recovered slightly in their market values. All shares have been adjusted to their fair market values as at March 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a 5 year office lease starting from July 1, 2008. The basic rent per month is $1,218 and the additional rent per month for 2009 is approximately $1,621 to April 30, 2009 and $1,487 effective May 1, 2009. The lease includes a 12 months Rent Free Period spread over the first three years

of the lease.

RELATED PARTY TRANSACTIONS

a) Consulting services were provided by two officers. Fees for such services amounted to $18,000 (2008 – $12,000). These fees have been allocated to administrative expenses ($1,050) and resource properties ($16,950).

b) The fifth (last) instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2009.

PRESENTATION OF INTERIM FINANCIAL STATEMENTS AND INTERIM MD&A

Management, including the President and the Secretary-Treasurer, have reviewed the interim financial statements and the interim MD&A (together the "interim filings") for the three months ended March 31, 2009.

Based on the knowledge of the President and the Secretary-Treasurer, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

Based on the knowledge of the President and the Secretary-Treasurer, having exercised reasonable diligence, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented in the interim filings.

OUTSTANDING SHARES

As of May 19, 2009, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	49,513,552	49,498,484
Stock options	720,000	702,740
Warrants	5,100,000	5,100,000
Common shares fully diluted	55,333,552	55,301,224

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, ***Niyazi Kacira, President and CEO of Altai Resources Inc.***, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Altai Resources Inc.*** (the "issuer") for the interim period ended ***March 31, 2009***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: ***May 20, 2009***

"Niyazi Kacira"

Signature
President and CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, ***Maria Au, Secretary-Treasurer of Altai Resources Inc.***, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Altai Resources Inc.*** (the "issuer") for the interim period ended ***March 31, 2009***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: ***May 20, 2009***

"Maria Au"

Signature
Secretary-Treasurer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.